UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 2)

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, $.005 par value per share

(Title of Class of Securities)

629410309

(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b )☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,909,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,909,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,909,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(1)
14	TYPE OF REPORTING PERSON CO

(1) Based on the 55,640,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 31, 2008 in the Issuer's DEF14A, as filed with the Securities and Exchange Commission on April 22, 2008.

CUSIP No. 629410309
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY ACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,909,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,909,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,909,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(2)
14	TYPE OF REPORTING PERSON IA

(2) Based on the 55,640,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 31, 2008 in the Issuer's DEF14A, as filed with the Securities and Exchange Commission on April 22, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,025,687
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,025,687
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,025,687
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(3)
14	TYPE OF REPORTING PERSON PN

(3) Based on the 55,640,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 31, 2008 in the Issuer's DEF14A, as filed with the Securities and Exchange Commission on April 22, 2008.

Page 5of 11

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,025,687
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,025,687
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,025,687
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(4)
14	TYPE OF REPORTING PERSON OO

(4) Based on the 55,640,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 31, 2008 in the Issuer's DEF14A, as filed with the Securities and Exchange Commission on April 22, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,909,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,909,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,909,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (5)
14	TYPE OF REPORTING PERSON IN

(5) Based on the 55,640,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 31, 2008 in the Issuer's DEF14A, as filed with the Securities and Exchange Commission on April 22, 2008.
CUSIP No. 629410309

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,909,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,909,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,909,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (6)
14	TYPE OF REPORTING PERSON IN

(6) Based on the 55,640,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 31, 2008 in the Issuer's DEF14A, as filed with the Securities and Exchange Commission on April 22, 2008.

Explanatory Statement

This Amendment No. 2 is being re-filed because Exhibit A was inadvertently not filed or attached to the original filing.

Introductory Statement

This constitutes Amendment No. 2 (the “Second Amendment”) to the Statement on Schedule 13D, filed on July 24, 2007 (the “Schedule 13D”) and amended on January 18, 2008 (the “First Amendment”). Except as otherwise described in this Second Amendment, the information contained in the Schedule 13D, as amended by the First Amendment, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in the Schedule 13D. Information given in response to each item in the Schedule 13D, as amended by the First Amendment. shall be deemed incorporated by reference in all other items.

Item 3 is hereby supplemented with the following:

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of the filing of the First Amendment, Trinad Capital Master Fund, Ltd. (“Trinad”) used $260,392.45 (including commissions) of its working capital to purchase an aggregate of 491,123 shares of Common Stock.

Item 4 is hereby supplemented with the following:

Item 4. Purpose of Transaction.

(d) and (g) On May 6, 2008, Trinad sent a letter to the Issuer’s Board of Directors demanding that the Board of Directors take immediate action to explain the Issuer’s action with respect to options granted to Barry Bergsman on April 25, 2008. Specifically, Trinad demanded that the Issuer’s Board of Directors remove Mr. Bergsman as Chairman of the Board of Directors and that the options granted to Mr. Bergsman be immediately surrendered and terminated.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with the Issuer’s Board of Directors and/or management; other stockholders of the Issuer; and/or other relevant parties concerning the Issuer’s business, corporate governance, management and future plans. The Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares or selling some or all of their shares, engaging in short selling of or any hedging or similar transactions with respect to the shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D. Such actions will depend upon various factors including, without limitation, the Issuer’s financial and strategic direction and position, the response of the Board of Directors to the letter referred to above, the price performance of the Issuer’s shares, general conditions in the Issuer’s industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth above, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5 is hereby amended in its entirety as follows:

Item 5. Interest in Securities of the Issuer.

(a) Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 4,909,375 shares of the Common Stock, representing approximately 8.8% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP); Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC; and the managing director of Trinad Advisors II LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed to have direct or indirect beneficial ownership of 4,909,375 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 8.8% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 82% of the shares of Trinad Capital Master Fund, Ltd. as of May 6, 2008) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed to be the beneficial owners of 82% of the 4,909,375 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 4,025,687 shares or 7.2% of the Common Stock of the Issuer.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of their respective pecuniary interests therein.

The percentages used herein are calculated based on the 55,640,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 31, 2008 in the Issuer's DEF14A, as filed with the Securities and Exchange Commission on April 22, 2008.

(b) Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf have shared power to vote or to direct the vote and have shared power to dispose or to direct the disposition of the Common Stock it or he may be deemed to own beneficially.

(c) Set forth below are the acquisitions made by Trinad Capital Master Fund, Ltd. in the last 60 days. All shares were purchased on the open market through a broker.
	Shares Acquired	Cost per Share Exclusive of Commission
Date
3/12/08	2,500	$0.5112
3/13/08	2,700	$0.5500
3/14/08	79,600	$0.5289
3/18/08	15,000	$0.4793
3/20/08	10,800	$0.4628
3/27/08	47,443	$0.4645
3/31/08	9,413	$0.5833
4/11/08	6,100	$0.5000
4/15/08	1,600	$0.5000
4/28/08	10,000	$0.5076
4/28/08	21,272	$0.4919
4/29/08	12,000	$0.5225
5/5/08	25,000	$0.4949
5/5/08	4,200	$0.5000
5/7/08	25,000	$0.5000

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

Exhibit A Letter to the Board of Directors dated May 6, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin Robert S. Ellin, Director	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: May 8, 2008	Date: May 8, 2008

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin Robert S. Ellin,Managing Member	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: May 8, 2008	Date: May 8, 2008

By: /s/ Robert S. Ellin Robert S. Ellin, an individual	By: /s/ Jay A. Wolf Jay A. Wolf, an individual

Date: May 8, 2008	Date: May 8, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

May 6, 2008

VIA US POST AND E-MAIL

Board of Directors
NTN Buzztime, Inc.
5966 La Place Court
Suite 100
Carlsbad, California 92008

Re: Corporate Performance and Governance

Dear Directors:

In NTN’s recent proxy filing, we read with disbelief that for your 2007 fiscal year, Mr. Barry Bergsman received total compensation of $94,564 for his duties as Chairman. Our disbelief became outrage when we discovered that an award of 100,000 options was granted April 25th, 2008 per the Form 4 filed by Mr. Bergsman on April 29, 2008.

We would like an immediate explanation as to how:

•	This recent grant of options, in light of the Company’s continually poor performance, was justified;
•	This grant is consistent with the policy of your Non-Employee Director Compensation Plan and as such, the Chairman was the only director granted said options.

Trinad Capital Master Fund, Ltd (“Trinad”) is currently a shareholder of 4,909,375 shares of NTN Buzztime, Inc. As stockholders, we believe rewarding non-performance is certainly not in the best interests of NTN's stockholders. Further, we believe that rewarding and compensating Board members at such levels is a flagrant breach of the Board's fiduciary duty. You leave us no choice but to take such actions as we deem necessary to preserve the value of our investment in the Company.

We demand that Mr. Bergsman immediately resign from the Board and that the option grants awarded on April 25th, 2008 are immediately surrendered and terminated. We look forward to your prompt attention to this matter.

Very truly yours,

/s/ Robert S. Ellin
Robert S. Ellin, Director

Trinad Capital Master Fund Ltd. ● 2121 Avenue of the Stars, Suite 2550●Los Angeles, CA 90067●Phone: (310) 601-2500●Fax: (310) 277-2741